UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 1, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

Irwin Financial Corporation (the "Corporation") announced that Jocelyn Martin-Leano has been named President of the Corporation's indirect subsidiary, Irwin Home Equity Corporation, effective July 1, 2006. Ms. Martin-Leano has been serving as Interim President since December 30, 2006. A copy of the press release is attached as Exhibit 99.1 to this report on Form 8-K.

This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

  c.) Exhibits

Exhibit No.	Description
99.1	Press Release dated July 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 3, 2006   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 3, 2006

News Release: IMMEDIATE RELEASE
For further information, contact:
Suzie Singer, Irwin Financial Corporation   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES SELECTION OF JOCELYN MARTIN-LEANO AS PRESIDENT OF HOME EQUITY SEGMENT

(Columbus, IN, July 3, 2006) Irwin Financial Corporation (NYSE:IFC), today announced the selection of Jocelyn Martin-Leano as President of Irwin Home Equity Corporation.

Martin-Leano, 45, joined Irwin Home Equity shortly after its founding in 1996 and has served in leadership positions in both Loan Servicing and Operations. She served in various management capacities in the mortgage divisions of ITT Residential Capital Corporation, Bank of America and Citibank prior to joining Irwin. In 2005, she was promoted to Executive Vice President of Operations and later that year was named Interim President upon the retirement of former President, Elena Delgado.

"We are pleased that Jocelyn has once again expanded her responsibilities in our home equity line of business. Her proven leadership, expertise and vision are well-aligned with our strategy of growing this important segment," stated Tom Washburn, Executive Vice President of Irwin Financial and Chairman of Irwin Home Equity.

About Irwin Home Equity
Irwin Home Equity (www.ihe.com) in conjunction with its parent, Irwin Union Bank and Trust Company, originates, purchases, securitizes and services a variety of home equity loans, lines of credit and first mortgages through direct lending, broker and correspondent partnerships nationwide.

About Irwin Financial
Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.